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SECUR



20010575

SEC FILE NUMBER
8 - 69480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/2019___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMK Capital

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue, Suite 603

(No. and Street)

New York   NY   10001

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker   (205) 721-0507

                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller

(Name -- *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500   New York   NY   10001

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Michael Kirk_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___RMK Capital_____ , as of ___December 31_____ ,20_19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

SOO HYUN KIM
Notary Public - State of New York
NO. 01KI6389938
Qualified in New York County
My Commission Expires Apr 8, 2023

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income/Loss
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

RMK Maritime Capital, LLC
Report Pursuant to SEA Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2019

 

Report of Independent Registered Public Accounting Firm

To the Member
RMK Maritime Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adoption of ASU 2016-02 (Topic 842)

As discussed in Note 1 to the financial statements, RMK Maritime Capital, LLC, changed its method of accounting for leases in the 2019 financial statements to reflect the adoption of ASU 2016-02, *Leases (Topic 842)*. Our opinion is not modified with respect to this matter.

Katz, Sapper & Miller LLP
Certified Public Accountants

2 Penn Plaza, Suite 1500
New York, NY 10121

Tel. 212.557.9500
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1, Reconciliation of Net Capital per FOCUS Report and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of RMK Maritime Capital, LLC's financial statements. The supplemental information is the responsibility of RMK Maritime Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1, Reconciliation of Net Capital per FOCUS Report and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 26, 2020

2

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	89,313
Fixed assets (net of accumulated depreciation of $72,188)		15,532
Deposits		22,873
Right of Use assets		367,614
Prepaid expenses and other assets		10,049
TOTAL ASSETS	**$**	**505,381**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	8,525
Lease Liability		370,805
TOTAL LIABILITIES		**379,330**
Members' equity		126,051
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**505,381**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues

Investment banking	$ 364,136
Other income	2,463
Total Revenue	366,599

Expenses

Compensation and benefits	$ 572,445
Professional fees	84,097
Travel and entertainment	100,881
Rent	61,041
Dues and subscriptions	32,871
Technology and communications	25,622
Other operating expenses	95,554
Total Expense	972,511

Net Loss	$ (605,912)

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total Members' Equity
Balance at January 1, 2019	$ 535,763
Net Loss	(605,912)
Capital contributions	196,200
Capital withdrawals	-
Balance at December 31, 2019	$ 126,051

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net Loss	$ (605,912)
Adjustments to reconcile net loss to net cash	
flows used by operating activities:	
Depreciation Expense	18,296
(Increase) decrease in operating assets:	
Prepaid	(5,695)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(20,464)
Operating lease payments	3,191
Total adjustments	(4,672)
Net cash used by operating activities	(610,584)
Cash flows from investing activities:	
Security Deposit	(8,281)
Purchase of fixed assets	(4,456)
Net cash used by investing activities	(12,737)
Cash flows from financing activities:	
Capital Contributions	196,200
Net cash provided by investing activities	196,200
Net decrease in cash and cash equivalents	(427,121)
Cash and cash equivalents, January 1, 2019	516,434
Cash and cash equivalents, end of year	$ 89,313
Supplemental Noncash	
Financing Activities Lease Liability	409,646
Investing Activities Right of Use assets	409,646

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

Note 1: General and Summary of Significant Accounting Policies

General

RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 1: General and Summary of Significant Accounting Policies (Continued)

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provided additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 8).

New Accounting Standards Adopted

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows.

In July, 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment, if required, to the beginning balance of retained earnings in the period of adoption (modified retrospective method). The Company has elected this transition method on January 1, 2019.

Note 2: Revenue from Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of members' equity. The Company applied the practical expedient outlined under ASC 606-10-65-1h' and did not restate contracts that were completed contracts as of January 1, 2018. There were no uncompleted contracts and there was no cumulative effect to be recognized from initially applying ASC 606.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or performing services to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the

Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Cost to Obtain

The Company typically incurs costs while providing advisory services such as travel or other general costs. These costs are expensed as they are incurred.

Investment Banking: M&A Advisory Fees

The Company provides advisory services for issuers of securities. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no such liabilities.

Private Placements

Private placement services are performed pursuant to engagement letters that specify the services to be provided, which typically involve the placement of securities, and fees to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success fees are contingent on the completion of contracts, generally the trade date, and are calculated based on closing price.

Note 3: Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), all effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Note 4: Property and Equipment

			Useful Life
Leasehold improvements	$	73,640	5
Furniture and fixtures		14,080	3
		87,720	
Less: accumulated depreciation		(72,188)	

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Property and equipment, net	$	15,532

Depreciation expense for the year ended December 31, 2019 was $18,296.

Note 5: Leases

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year covering office facilities. This lease is included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current lease expires in 2024 and includes the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5% over the remaining lease term of 4.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Operating lease cost under the current lease was $61,040. $7,543 is due to a short-term rental that expired during 2019.

Aggregate annual payments under this lease agreement at December 31, 2019 are approximately as listed in the table below:

Year Ending December 31,

2020	$	88,827
2021		91,492
2022		94,237
2023		97,064
2024		8,331
	$	379,951

RMK MARITIME CAPITAL, LLC
Notes to Financial Statements
December 31, 2019

Note 6: Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $77,597 which was $72,597 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($11,716) to net capital was 0.15 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2020, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: Going Concern

The Company, for the year ended incurred a net loss and negative cash flows from operating activities. These conditions raise substantial doubt about the entity continuing as a going concern. Management does not believe that the conditions prevent the Company from meeting its business obligations and net capital requirements. This is because the Principal has the intent and the ability to make contributions as needed to the Company to cover any future losses to ensure that the Company continues as a going concern.

Supplementary Information

RMK MARITIME CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

Total members' equity		$ 126,051
Non-allowable assets, deductions and charges:		
Fixed assets	15,532	
Prepaid expenses and other assets	32,922	
Total non-allowable assets, deductions and charges		48,454
Net capital		$ 77,597

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $11,716)		$ 781
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 72,597

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition		$ 11,716
Percentage of aggregate indebtedness to net capital		15%
Ratio of aggregate indebtedness to net capital		0.15 to 1

RMK MARITIME CAPITAL, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2019

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	77,597
Net capital, per report pursuant to Rule 17a - 5(d)	$	77,597

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2019, filed on January 15, 2020.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

 KATZ SAPPER & MILLER



Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Member
RMK Maritime Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) RMK Maritime Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RMK Maritime Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) RMK Maritime Capital, LLC stated that RMK Maritime Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RMK Maritime Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMK Maritime Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
February 26, 2020

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel: 212.557.6900
www.ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

RMK Capital, LLC Management Statement Regarding Exemption from SEA Rule 15c3-3

RMK Capital, LLC
352 Seventh Avenue, Suite 303
New York, NY 10001
SEC #8-69480
CRD #171807

RMK Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision: 17 C.F.R §240.15c3-3 (k)(2)(i).

(2) The Company met the identified provisions in 17 C.F.R §240.15c3-3 (k) throughout the period of January 1, 2019 – December 31, 2019 without exception.

I, Michael Kirk, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: _____

Title: _____